[AmTrust Financial Services, Inc. letterhead]

February 15, 2018

Via EDGAR
Ms. Bonnie Baynes
Mr. Mark Brunhofer
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed April 4, 2017
Form 10-Q for the Quarterly Period ended September 30, 2017
Filed November 9, 2017
File No. 001-33143

Dear Ms. Baynes and Mr. Brunhofer:

Thank you for your letter dated January 31, 2018 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filings of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comments and set forth our responses below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2016

Notes to the Consolidated Financial Statements
Note 12, Loss and Loss Adjustment Expense Reserves, page F-68

1.
We acknowledge your response to prior comment 1 and it is not clear to us how presenting prior period reserve development in the ASU 2015-09 claims development tables on a differing basis from that provided in discussions in Management’s Discussion and Analysis (MD&A) is consistent with the basic principle in paragraph BC2 of ASU 2015-09 to provide users with information to facilitate an analysis of, among other things, development of loss reserve estimates. As a result, please address the following:

•
Tell us the amount of adjustments you made in 2016 to the actuarially determined loss reserves at December 31, 2016 to reflect Management's Best Estimate (MBE) and to which lines you allocated these adjustments in the claims development tables in Note 13.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

Response:

Management’s best estimate (“MBE”) of unpaid loss and loss adjustment expense of $6,267 million as of December 31, 2016 was lower than the actuarially indicated loss reserves by $155 million. As noted in our response to Comment 1 (last paragraph) of our January 19, 2018 response, we made these adjustments by segment and line of business given the enhancements in our reserving process in 2016. Therefore, no allocation of these adjustments to segment or line of business was necessary. These adjustments were included in the amounts reported in the 2016 column of the Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance tables in the following Lines of Business within Note 13:

Line of Business	Amount of Net MBE Adjustment ($m)
Small Commercial Business – Workers’ Compensation	$(66)
Specialty Risk and Extended Warranty – Medical Malpractice	(53)
Specialty Program – Workers’ Compensation	(32)
Small Commercial Business – General Liability	(10)
Specialty Program – Commercial Auto	6
Total	$(155)

•	Tell us why these adjustments in 2016 were necessary

The adjustments were necessary in order to effectuate management’s best estimate. Management is responsible for determining “the estimated ultimate cost of settling the claims.” In estimating the accrual for claim costs as required by ASC 944-40-25, management used its knowledge and experience about past and current events to determine its best estimate of the ultimate cost of settling claims as described in more detail below.

Our best estimates for the lines of business in the table set forth above were based on the factors summarized below. To the extent our internal actuaries considered these factors, our Group Reserve Committee (the “Committee) placed a different emphasis on the factors in arriving at management’s best estimate.

Small Commercial Business – Workers’ Compensation

With respect to our California workers’ compensation business, our actuaries’ indication was based on several actuarial methodologies, including the incurred loss development method, which produced a lower indicated ultimate net loss than the other methodologies. In determining management’s best estimate, and consistent with prior practice, the Committee relied more heavily on the incurred loss development method than our actuaries. The Committee’s reliance on the indication generated by the incurred loss development method resulted in the MBE adjustment in the amount of $(66) million.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

The Committee determined that, as of December 31, 2016, its continued reliance on the lower ultimate net loss indicated by the incurred loss development method was appropriate for the following reasons:

◦	The average case reserves for open claims diagnostic was stable over the prior three year period in which we had relied on the incurred development method.

◦
We hired a significant number of additional California claims adjusters since 2014. The Committee believed that this enabled us to adjust claims more efficiently and would result in lower ultimate claims severities than indicated by the internal actuaries’ indications.

◦	Between 2009 and 2016, the average hazard class for business written in California decreased from 3.02 to 2.22. Lower hazard classes correlate with lower claims severities.

◦
Our loss costs (average loss per $100 of payroll exposure) decreased from 2.81 for policy year 2011 to 2.47 for policy year 2015. In policy year 2012 (the most recent data available at the time), the industry average was 2.672.

Specialty Risk and Extended Warranty – Medical Malpractice

The Committee made the $(53) million MBE adjustment based on its determination that the internal actuaries’ indication for Italian public and private hospitals did not properly give credit to claims initiatives we undertook in 2015 and 2016. These initiatives included:

◦
The centralization of back-office claims functions, which reduced the time lag between the receipt of a reported claim and entry of the claim into the system from approximately one week to less than one day.

◦	The creation of a specialized medical malpractice claims unit, which allowed us to significantly reduce the number of claim files per adjuster.

◦	The hiring of senior adjusters and employee training for complex and serious claims, which appeared to be having a significant impact in reducing claim severities.

◦	Introduction of a Claims Diary which the Committee believed would facilitate earlier settlements through more frequent reviews of the claim files and timely reserve changes.

◦	The establishment of an anti-fraud unit, which analyzes trends to detect fraudulent activity.

◦	The hiring of internal claim defense lawyers in an effort to reduce litigation costs and overall loss adjustment expense.

◦	The initiation of an effort to achieve bulk settlements with lawyers representing multiple claimants.

Specialty Program – Workers’ Compensation

The Committee made the MBE adjustment in the amount of $(33) million with respect to workers’ compensation coverage within our long-tail public entity programs to reflect pricing expectations for recent accident years (2013 through 2016). Public entity programs are high level excess programs, and as a result, have a long tail. For such long tail business, in the absence of mature claims data, it is reasonable to rely on expected loss ratios for recent accident years.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

Small Commercial Business – General Liability

The Committee made the $(10) million MBE Adjustment to reflect the anticipated benefits of the establishment of a dedicated claims unit for excess and surplus lines claims. We established the dedicated claims unit to address “slippage,” which refers to overpayments related to, among other things, the failure to identify certain coverage defenses available for excess and surplus lines claims that may not be available for other types of claims. The Committee concluded that the dedicated claims staff would result in a reduction of the ultimate loss ratio for the most recent accident years (2014 through 2016).

Specialty Program – Commercial Auto

The Committee made the $6 million MBE adjustment because it appeared that the projected ultimate loss ratios for the current accident years (2015 and 2016) were too low, based on our experience and actual v. expected analyses.

•
Tell us why it was appropriate to allocate the $325 million loss reserve adjustment to reflect MBE in 2015 to the various lines depicted in the claims development tables in Note 13 on a pro rata basis to each line of business based on that line's share of total reserves at December 31, 2015. In your response, tell us how you determined the need for the $325 million reduction in loss reserves in 2015 if you did not initially determine the need for this adjustment on a line of business basis.

The $(325) million of net unallocated adjustments ($(250) million after adjustment for the $54 million overstatement noted in our response dated January 19, 2018 and elimination of a $(21) million statutory to GAAP adjustment related to the elimination of a prudency reserve mandated by regulation) made to reflect management’s best estimate at year-end 2015 were comprised of $140 million in Small Commercial Business, $(249) million in Specialty Risks and Extended Warranty ($(175) million after the adjustments noted above), and $(215) million in Specialty Programs (the “2015 Adjustments”). The 2015 Adjustments were not, at the time, allocated by line of business or accident year.

In 2015, we retained external actuaries to provide us with an independent range of reasonable estimates of reserves. We determined that it was appropriate to set our reserves slightly below our external actuaries’ central estimate, which is heavily reliant on industry data, because of our knowledge of relevant business factors that we believed were not reflected in the actuaries’ data. For example, we believed that our process for the monthly oversight of our business allowed us to make timely adjustments to our business to address observed trends.

For 2015, we recorded our best estimate of unpaid loss and loss adjustment expense of $4,543 million, which included the 2015 Adjustments. We made the 2015 Adjustments in accordance with the process described below. Management’s best estimate in 2015 was within the external actuaries’ range of reasonable reserve estimates.

For 2015, our process for determining our consolidated reserves was as follows:

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

1.
Our business unit actuaries assessed reporting period loss data and performed actuarial analyses to determine “loss reserve picks”, which were the actuaries’ estimates of the amount of reserves necessary for claims incurred but not reported (“IBNR”);

2.	The loss reserve picks for each business segment were recorded in our general ledger;

3.
Our management reviewed consolidation reports, which set forth the loss reserve picks as entered in the general ledger and a scorecard, which showed our loss reserve picks and a roll-forward of our external actuaries’ actuarial central estimate from the prior reporting period;

4.
The external actuaries’ actuarial central estimate was rolled-forward by applying their ultimate loss ratios from the prior reporting period to the new earned premium in the current reporting period and subtracting paid losses in the current period;

5.
Our management compared our carried loss reserves to the roll-forward of the external actuaries’ actuarial central estimate, and evaluated the differences between the carried loss reserves and the roll-forward;

6.
The 2015 Adjustments were determined based on an assessment of relevant information either excluded or not considered in the completion of the actuarial studies and an evaluation of the relationship of the current year position and our external actuaries’ actuarial central estimate as of the end of the prior period;

7.	For 2015, this resulted in a net consolidated loss reserve position that was approximately 1.6%, or $75 million below the external actuaries’ central estimate of reserves of $4.6 billion.

In 2016, we were for the first time required to include the disclosure in Note 13. “Short Duration Contracts” in our Form 10-K. In order to “increase the decision usefulness of the information about a reporting entity’s insurance liabilities, including the nature, amount, timing, and uncertainty of cash flows related to those liabilities” (See ASU 2015-09), we believed it appropriate to consider the 2015 Adjustments within the Short Duration Contracts disclosure. As a result, we made an allocation of the 2015 Adjustments to line of business and to accident year. The 2015 Adjustments were originally allocated by segment based on our knowledge of our business and our expectations as to each segment’s long-term profitability. We believe that the distribution of the 2015 Adjustments within each segment in proportion to the reserves by line of business and accident year was reasonable because the available information did not suggest a basis for allocating them in any other manner.

•
Provide us with proposed disclosure to be included in your upcoming Form 10-K and where you intend to include it that describes your policy for adjusting the reserve liability to an amount that is different than the amount determined by your actuaries. In this regard, disclose:

◦	the amount of adjustments or reversals recorded in your financial statements;

◦	the method used to determine them;

◦	the extent to which it relies on objective versus subjective determinations; and

◦	the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

We would propose to place the following disclosure in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Reserves for Loss and Loss Adjustment Expenses and Unearned Premium Reserves.” The

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

amounts provided in this response are for the year ended December 31, 2016. We will include a comparable disclosure for the year ended December 31, 2017 in our 2017 Form 10-K.

“We record reserves for estimated losses under insurance policies that we write, as well as for loss adjustment expenses related to the investigation and settlement of claims. Our total reserves for loss and loss adjustment expenses represent the estimated cost of all reported and unreported loss and loss adjustment expenses incurred and unpaid at a given point in time.

The portion of our reserves for loss and loss adjustment expenses that have been incurred but not reported, or IBNR, represent management’s best estimate (“MBE”) of the expected ultimate outcome in settling the insurance related liabilities incurred. Our process to arrive at the MBE incorporates actuarial estimations as indicated by the actuarial central estimate (“ACE”), risks, uncertainties, and other relevant information pertaining to the underlying loss exposures and our operational activities. We use a combination of internal actuarial resources as well as external consulting actuaries to assist in the evaluation of our reserves for loss and loss adjustment expenses.

Our determination of MBE begins with the actuarial analysis underlying the ACE. Management evaluates each of the components that comprise the ACE and the actuarial methods used by our internal and external consulting actuaries. Management may elect to deviate from the ACE in certain instances, as it considers other quantitative and qualitative factors such as current operational information provided by claims, underwriting and other operational personnel, in selecting its MBE. At the conclusion of a comprehensive process and Group Reserve Committee discussions to critically assess and challenge the assumptions used to determine the ACE, management may, at times, place greater reliance on this qualitative information to determine the MBE rather than the actuarial estimates indicated by the ACE.

For the year ended December 31, 2016, this process resulted in an MBE that was $155 million lower than the ACE. The following details the amount of the adjustments recorded in our financial statements, by segment, and the specific underlying reasons we felt these adjustments were necessary:

Segment	2016 MBE Adjustments
Small Commercial Business	$76 Million
Specialty Risk and Extended Warranty	$53 Million
Specialty Program	$26 Million
Total	$155 Million

Within the Small Commercial Business segment, our Group Reserve Committee relied more heavily on the incurred loss development method than the actuaries, which reduced incurred losses by $66 million and considered a number of subjective factors including a change in claims staffing for excess and surplus lines claims to reduce the actuarial estimate by $10 million in 2016.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

Within the Specialty Risk and Extended Warranty segment, our Group Reserve Committee considered a number of subjective factors, including changes in our medical malpractice claims staffing levels and support to reduce the actuarial estimate by $53 million.

Within the Specialty Program segment, our Group Reserve Committee determined that the emerging loss experience in our workers’ compensation line did not support our actuaries’ divergence from our pricing loss ratio and reduced the actuarial estimate by $33 million. Our Group Reserve Committee increased the ultimate loss ratios for commercial automobile, resulting in an increase in the actuarial estimate by $6 million.”

•	Provide us proposed revised MD&A disclosure to be included in your upcoming Form 10-K that discloses development in 2016 consistently with that presented in the claims development tables in Note 13.

We intend to adjust our Note 13. Short Duration Contracts disclosure with respect to information reported for 2016 to eliminate the $54 million overstatement of development noted in our response to you dated January 19, 2018. After making such adjustment, the difference between the MD&A and the disclosure in Note 13. “Short Duration Contracts” is $134 million.

In addition, we have determined that (i) 2016 adverse development related to Lines of Business Not Included in Note 13 totaled $(79) million, not $(13) million as set forth in our response to Comment No. 2 in our response dated January 19, 2018, and, consequently, (ii) the Effect of Foreign Exchange Rates and Other Amounts is $118 million, not $52 million as reported in our response dated January 19, 2018. We believe that the $118 million difference results from the effects of the change in foreign exchange rates on the change in incurred losses (e.g., use of spot rates versus average rates), which impacts Note 12 and allocation judgments (e.g., underwriting year to accident year, reinsurance ceded, etc.) we made to complete the Note 13 tables.

As we explained in our response dated January 19, 2018, we made allocations of IBNR by accident year that necessarily impact the amount of prior year development. For our European business, we also had to allocate underwriting year loss data by accident year. This allocation also impacted the amount of prior year development indicated by the Note 13 tables. To the extent that companies that we acquired entered into our intercompany reinsurance program, cessions were not necessarily captured at accident year detail and we had to allocate intercompany ceded reserves by accident year. These allocations, which are based on reasonable judgments, impact the amount of prior year development indicated in the Note 13 tables. If we had made different allocations, the prior year development implied by the Note 13 tables would necessarily be different.

Because of the enhancements in our actuarial processes, which we described in our response dated January 19, 2018, we expect to provide a more precise reconciliation in the proposed format set forth on Page 11 below for 2017 and future years.

To discuss this difference, we plan to insert the following disclosure in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations in Consolidated Results of Operations 2016 compared to 2015 under Loss and Loss Adjustment Expenses; Loss Ratio”:

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

“We recorded adverse development of $258 million in 2016. In the accompanying notes to our consolidated financial statements, the development included in Note 13. Short Duration Contracts was $392 million. The $134 million difference between the adverse development recorded in the financial statements and the accident year disclosure contained in Note 13. “Short Duration Contracts” is comprised of the following items:

Item	Amount
Claims Development recorded at time of businesses acquisition	$79 million
Favorable Development on Accident Years Prior to 2008	$16 million
Lines of Business Not Included in Note 13	$(79) million
Effect of Foreign Exchange Rates and Other Amounts	$118 million
Total	$134 million

In Note 13. “Short Duration Contracts,” we have allocated by accident year $79 million in development that we recorded upon acquiring certain subsidiaries in 2016. Such development is recorded in the pre-acquisition financial statements of the acquired entities, but, appropriately, is not included in our results of operations. In addition, in 2016, we recorded $16 million in favorable development for accident years prior to 2008, which is not included in Note 13. “Short Duration Contracts.” Lines of business not included in Note 13. “Short Duration Contracts” had $79 million in unfavorable development in 2016. Finally, the effect of foreign exchange and other adjustments resulted in favorable reserve development of $118 million being recorded in 2016, but was not included in Note 13. “Short Duration Contracts.

Note 13. Short Duration Contracts, page F-69

2.
We note from your response to prior comment 2 that you exclude from the claims development tables in Note 13 both the net liabilities of $440 million for loss portfolio transfers and reinsurance (because it is not considered in your small commercial business segment performance) and $297 million for non-used lines (because they are paid quickly and generate minimal development). As the objective of the short-duration disclosures is to provide information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts, and therefore, not only the development of loss reserve estimates, please address the following:

•
Tell us the amount of claims incurred and paid separately for accident year 2016 and all prior accident years for the loss portfolio transfer and reinsurance transactions, as well as the “non-used lines.”

Response:

The table below shows initial reserves, reserves as of December 31, 2016, payments since our assumption of the loss portfolio transfers (the “LPTs”), and subsequent development associated for each LPT transaction (amounts in millions). All claims transferred with these transactions are associated with accident periods prior to the date of the loss portfolio transfer. We recorded all losses to the accident year in which the transaction occurred, even though the accident dates of the claims covered may be in prior accident years. Specifically, all claims related to the LPT

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

from the Health Insurance Trust of New York (“HITNY”), which we entered into in 2013, arose prior to Accident Year 2008 and virtually all claims related to the LPT from Elite Contractor’s Trust of New York (“ECTNY”), which we entered into in 2014, arose prior to Accident Year 2008. Furthermore, a significant percentage of the claims related to the Majestic Insurance Company LPT, which we entered into in mid - 2011, also arose prior to Accident Year 2008.

Loss Portfolio	Year of Transfer	Initial Reserves (includes ULAE)	Reserves as of 12/31/2016 (includes ULAE)	Payments since Transfer	Subsequent development [(fav)/adv]
Majestic Insurance Company	2011	$209.7	$121.8	$128.0	$40.1
HITNY	2013	$83.2	$33.1	$29.9	$(20.2)
ECTNY	2014	$22.0	$4.9	$8.8	$(8.3)
Magna Carta	2016	$163.0	$133.0	$29.6	$(0.4)

We will include the foregoing table and the introductory paragraph to the table in Note 13. “Short Duration Contracts” in our 2017 Form 10-K. Because the majority of the Majestic Insurance Company, HITNY and ECTNY LPTs cover claims that arose in accident years prior to 2008, we believe that the foregoing table provides readers of our financial statements more useful disclosure regarding the LPT transactions than inclusion of these transactions in the claim development tables. In addition, we will include the Tower reinsurance transaction in the Note 13 tables for Small Commercial Business in our 2017 Form 10-K.

The following table shows the total reserve balances for the non-used lines as of year-end 2016 (amounts in millions). Only one line, property, which constitutes 1.7% of our reserves, is more than one (1%) percent of our total reserves. We do not have claims incurred and paid by accident year for these immaterial lines of business readily available.

	Sum of Small Commercial Business Reserves	Sum of Specialty Program Reserves	Sum of Specialty Risk and Extended Warranty	Sum of Total
A&H	—	0.0		0.0
Auto Liability	0.0	—		0.0
Auto Physical Damage	16.2	13.6		29.8
Boiler	0.9	0.0		0.9
CMP Liability	10.0	2.3		12.3
Commercial MultiPeril	7.8	2.4		10.2
Fidelity	4.8	—		4.8
Financial Guaranty	0.7	—		0.7
Inland Marine	3.0	1.4		4.4
Other	5.8	1.1	10.6	17.4
Property	96.7	14.1		110.9
Surety	10.0	0.7		10.8
Warranty	—	0.0	43.3	43.3
Homeowners MultiPeril	38.5	12.8		51.4
Grand Total	$194.4	$48.5	$53.9	$296.8

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

•
Tell us why the five transactions, or at a minimum the workers' compensation portions of those transactions, underlying your loss portfolio transfer and reinsurance transactions apparently cannot be aggregated into a single claims development table given their risk profile.

The LPT transactions were not included in the claims development tables after considering the following factors associated with these exposures, including the assumed workers’ compensation reserves:

◦
As indicated in our January 19, 2018 response, the transactions, individually, are not viewed by management as being material to the overall Company results as each constitute no more than 2.5% of the Company’s net reserves.

◦	We record losses associated with these transactions to the policy period of the transaction, even though the accident dates of the claims covered may be in prior accident years.

◦	The majority of losses associated with the Majestic Insurance Company, HITNY and ECTNY LPT transactions arose in accident years prior to 2008.

◦
Inclusion of the LPT transactions based on the LPT transaction date, would result in an aggregated triangle disclosure that would be obscured by our assumption of reserve liabilities at different dates throughout the disclosure tables. Further, we do not have accident year detail for these transactions (discussed above) which would result in the assumed liabilities being entered into a single cell within the table without regard to differing development characteristics that result from underlying losses occurring at various accident dates, further obscuring the usefulness of such information to the reader of the financial statements.

◦
We believe that retrospective presentation provides the most useful information for the reader and is consistent with the guidance of ASU 2015-09. Retrospective information would include payments, case reserves, and incurred but not reported (IBNR) amounts at evaluation dates prior to the transaction. For these loss portfolio transfers, retrospective information is not available.

•
If the minimal development and quick settlement of claims in your “non-used lines” does not warrant aggregation into a separate claims development table, tell us (in the context of the next bullet) whether separate disclosure about the volume of claims incurred and paid for these lines provide additional meaningful information for investors to assess the overall amount, timing and uncertainty of your cash flows and development of your policies in force.

Regarding the non-used lines, we note that the lines of business are individually small, each comprising less than 2% of the consolidated reserves with all but one being less than 1%. We further note that the lines of business are short-tailed, with differing severities. After considering the guidance of 944-40-55-9A within ASU 2015-09, we believe the inclusion of this information would require the aggregation of items that have significantly different characteristics and therefore does not provide useful information to allow users to understand the amount, timing, and uncertainty of cash flows arising from these contracts. Disaggregation of the non-used lines would result in the inclusion of a large amount of insignificant detail.

•	As we believe it should be clear how the claims development tables provided under ASC 944-40-50-4B relate to the loss reserve rollforward provided under ASC 944- 40-50-3 and

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

related discussion of development and trends in MD&A, provide us proposed disclosure to be included in future Forms 10-K for this footnote or for MD&A using the December 31, 2016 information in your Form 10-K that bridges the gap between the information of claims incurred, claims paid and claims development provided in the claims development tables on pages F-71 through F-85 and that recorded in your financial statements as depicted in the loss reserve rollforward on page F-68.

We do not have the information required for this table for 2016 readily available, as we have aggregated information on the non-used lines of business. We would require significant additional work to isolate in reconcilable tabular format. For 2017 and subsequent years, we will include disclosure in Note 13. “Short Duration Contracts” as follows:

	Incurred Losses	Paid Claims	Fav(Adv) Development
Roll Forward
Reconciling Items:
Non-used Lines
Foreign Exchange
Other Items

SDC Tables

3.
We note your response to prior comment 3. Please provide us proposed disclosure to be included in your upcoming Form 10-K that explains the apparent anomaly in the annual percentage payout disclosure in your Small Commercial Business General Liability and Specialty Program Commercial Auto lines whereby the aggregate percentages paid are greater than 100% even though actual payments in the claims development tables are less than the latest estimates of claims incurred. See paragraph BC25 of ASU 2015-09.

Response:

We plan to insert the following disclosure at the end of the lead-in to Note 13. “Short Duration Contracts,” immediately above the Small Commercial Business Overview:

“The Company has calculated the average annual percentage payout based on the historical information contained within each claims development table. First, the Company converts the Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance into incremental payment amounts (e.g., 0-12 months, 12-24 months, etc.) for each accident year and then divides each incremental payment amount by the current evaluation of Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance in order to determine the historical annual percentage payout for each incremental period for each accident year. The Company averages available observations of annual percentage payout for each incremental period across accident years to determine the historical average annual percentage.

Note that the historical average annual percentage payout may sum to an amount different than 100%. This may be due to the length of the development pattern; for example, very long tailed lines of business may have payout periods that are in excess of the number of years included in Note 13.

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

“Short Duration Contracts”. Furthermore, fluctuation in the annual percentage payout for individual incremental periods due to the uncertainty inherent in the loss settlement process may even cause the sum of the average annual payout percentage to exceed 100%.”

Note 2. Income Taxes, Page F-109

4.
We note from your response to prior comment 6 that, in future filings, you will add disclosure to the income tax footnote to explain any unusual items in the rate reconciliation that will be shown as “adjustments to prior year taxes.” Please provide us proposed disclosure to be included in your Income Taxes footnote or elsewhere in your upcoming Form 10-K that provides the quantified and explained adjustments for the years ended December 31, 2016 and 2015.

Response:

We plan to insert the following disclosure directly below the table reconciling our statutory income tax expense to its effective tax rate in the Income Taxes footnote:

“Adjustments to prior year taxes” include a change in a prior year estimate for the tax provision based on what management believes the result will be versus what is recorded in the tax return. The adjustments for December 31, 2016, primarily related to a $13 million benefit associated with a statutory to GAAP accounting adjustment for investments and a $5 million benefit for the Company making a full APB 23 permanent reinvestment assertion.  The adjustments for December 31, 2015, primarily related to a $73 million benefit for provision to return adjustments, specifically from transfer pricing, and a $5 million expense resulting from a change in the Company’s ownership percentage of an equity investment that returned the tax rate applied to this investment to the standard statutory rate from the dividend received deduction rate.

Form 10-Q for the quarterly period ended September 30, 2017

Notes to the Consolidated Financial Statements
Note 6. Loss and Loss Adjustment Expense Reserves, page 26

5.
We note from your response to prior comment 7 that potential trends indicated by your analyses conducted in the third quarter existed in prior quarters, but were determined, in prior periods, to not yet warrant changes in expected development. Given the significance of your adverse development in 2017 and that it appears to continue a trend of increasing adverse development starting in 2016, please provide us proposed disclosure to be included in your upcoming Form 10-K to describe any such trends or uncertainties that you reasonably believe could have a material impact on your results of operations, liquidity or capital resources. Refer to Item 303(a) of Regulation S-K.

Response:

We plan to place the following disclosure in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Reserve Development.”

Bonnie Baynes
Mark Brunhofer
Division of Corporation Finance
February 15, 2018

“Commencing in the 4th quarter of 2016, the Company’s Group Reserve Committee observed adverse loss development trends in its commercial automobile and general liability lines of business in both its Specialty Program and Small Commercial Business segments predominantly in accident years 2012 and subsequent. These industry-wide trends, particularly in the case of commercial automobile, resulted from increasing claim severity and claim frequency. In addition, the Group Reserve Committee determined that our efforts to improve certain poor performing programs through underwriting actions and rate increases had been less successful than anticipated. This trend of increased frequency and severity in our commercial automobile and general liability lines of business continued in 2017 and resulted in our recognition of additional prior period development in 2017. We believe that the current reserve estimates reflect the negative loss trends observed in our loss experience, however, we cannot be certain that trends in these lines have stabilized. As a result, it is reasonably possible that we may experience future adverse or favorable development that would be significant to our results of operations. We believe that it is highly unlikely that future development would have a material impact on our liquidity or capital resources.

In 2016, we also observed adverse trends in our workers’ compensation business in our Small Commercial Business segment accident years 2012 and subsequent. These trends were driven, primarily, by an increase in claims frequency and claims severity related to a larger percentage of business written in contracting, healthcare and fast food restaurant classes. We also observed adverse loss development trends in our medical malpractice business in our Specialty Risk and Extended Warranty segment which resulted from failure to achieve certain anticipated benefits with respect to accident years 2013 and prior from operational changes in the claims department and the failure of the Italian government to implement a law passed in April 2017, which was expected to reduce medical malpractice costs. Having recognized adverse development consistent with these trends in 2016 and 2017, we will continue to monitor them as the impacted accident years mature for possible adverse or favorable development. It is possible that the continuation of these trends could result future adverse or favorable development that would be significant to our results of operations, but we believe it is highly unlikely that it would have a material impact on liquidity or capital resources.

In the aggregate, we responded to these observed trends by increasing its estimated ultimate loss ratios, resulting in $418 million in prior year adverse development in 2017 and $258 million prior year adverse development in 2016. We will continue to monitor these trends through the processes described in “− Critical Accounting Policies – Reserves for Loss and Loss Adjustment Expenses and Unearned Premium Reserves.”

In connection with our response to your Comment Letter, we hereby acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings. We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (646) 458-7948 if you require any further information.

Sincerely,
/s/ Adam Karkowsky

Adam Karkowsky
EVP - Chief Financial Officer

cc:     Maureen Downie, KPMG LLP
Catherine Miller, AmTrust Financial Services, Inc.